UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          FORM 12b-25

NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                       000-3928
            (Check One)
                                                  CUSIP NUMBER
                                                      949535207

     [X] Form 10-K and Form 10-KSB [ ] Form 20-F       [ ] Form 11-K
               [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: April 30, 1997

     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

     [  ] For the Transition Period Ended:


     Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification
relates:    N/A


Part I - Registrant Information

     Full name of Registrant:
     Wellington Hall, Limited


     Former Name if Applicable:
                               N/A



     Address of Principal Executive Office (Street and Number):
     Route 1, U.S. Highway No. 29 and No. 70


     City, State and Zip Code:
     Lexington, North Carolina 27292

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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar year following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed).

     The audit of the Registrant's consolidated financial statements cannot be completed without unreasonable effort or expense because of unanticipated delays in connection with the audit of Muebles Wellington Hall, S.A., the Registrant's foreign subsidiary. These delays also have caused the Registrant to be unable to prepare the remaining portions of the Registrant's Form 10-KSB in a timely manner without unreasonable effort or expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

             Hoyt M. Hackney, Jr. (910) 249-4931

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes        [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes        [  ] No
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 .................................................................


                    WELLINGTON HALL, LIMITED
           Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 1997            By:  /s/ Hoyt M. Hackney, Jr.
                                    Hoyt M. Hackney, Jr., President
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              Securities and Exchange Commission
                      Washington, DC 20549

                          Form 12b-25

                   Attachment to Part II (c)



To Wellington Hall, Limited:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Wellington Hall, Limited (the "Registrant") on July 29, 1997, which contains notification of the Registrant's inability to file its Form 10-KSB by such date. We have read the Registrant's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit on the financial statements of Registrant for the year ended
April 30, 1997 and provide our report to be included in Form 10-KSB.


                                   /s/ Turlington and Company, L.L.P.
                                   Turlington and Company, L.L.P.
                                   Lexington, North Carolina

July 29, 1997

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               Securities and Exchange Commission
                      Washington, DC 20549

                          Form 12b-25

               Attachment to Part IV - Narrative




Narrative:

The Registrant anticipates that its statement of operations for the fiscal year ended April 30, 1997 will reflect an operating loss estimated to be approximately $410,000, which compares to a net profit of $73,574 reported for fiscal 1996. The loss is a result generally of slow sales, excessive inventories exaggerated by the slow sales, and the Company's limited operating capital. Because of the slow sales and to avoid increasing inventories, it was necessary during the latter portion of the year to reduce production, primarily assembled production, in the Registrant's domestic operation to levels below that required to manage labor and overhead costs. In addition, to generate cash to cover the operating loss, the Registrant sold off inventories at discounted prices. Cost of sales then for domestic operations increased as a percentage of sales from 69% to 75% equating to approximately $350,000.

Adding to the loss was a poor performance by the Registrant's foreign subsidiary, particularly during the fourth quarter. This was caused by down time and maintenance on the Registrant's boilers used to generate the necessary steam to operate its kilns for drying wood required to maintain production operations. The down time was approximately three weeks in duration and depleted the supply of dry wood required to maintain production operations. This situation is not likely to reoccur in the foreseeable future. Cost goods sold in the foreign operation are estimated to have increased by approximately $70,000 for the fiscal year.

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